

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

John K. Sheppard
Chief Executive Officer
EveryWare Global, Inc.
519 North Pierce Avenue
Lancaster, Ohio 43130

Re: EveryWare Global, Inc.
Registration Statement on Form S-3
Filed June 17, 2013
File No. 333-189373

Dear Mr. Sheppard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on pages 15 and 38 that on May 23, 2013, NASDAQ notified you that it determined to delist your securities. Your disclosure also states that you requested a hearing to appeal the decision which stayed the suspension of your common stock and the filing of a Form 25-NSE, pending a decision. According to your Form 8-K filed on July 8, 2013, it appears this hearing was favorably resolved and the panel issued its determination to continue the company's listing on The NASDAQ Global Market. Please provide us your analysis as to why you believe you are eligible to file on Form S-3 given the requirements of General Instruction I.B.3 of Form S-3 and Rule 401(a) of Regulation C.

2. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears possible that the securities are being offered by or on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be

appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. In your analysis and for all securities being registered, please address each of the factors referenced in Interpretive Response 612.09 in our Compliance & Disclosure Interpretations for Securities Act Rules which can be found on our website at www.sec.gov. Please also include in your discussion the calculations for your most recent public float. We may have further comments after reviewing your response. Please see Question 212.15 of our Compliance & Disclosure Interpretations for Securities Act Rules.

Selling Stockholders, page 20

3. Please identify whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that if the securities are being offered by a broker-dealer, you must identify the broker-dealer as an underwriter unless the securities were issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller *is* an underwriter and revise your disclosure accordingly. Your statement in the last sentence of the penultimate paragraph on page 27 is insufficient in this regard.

4. With respect to the shares to be offered for resale by the Clinton Spotlight Master Fund, L.P. and Mashburn Enterprises, LLC, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares being registered. Please also revise footnote (3) to clarify, if true, that as the Chief Investment Officer and President of Clinton Group, Inc., Mr. Hall has the sole voting and/or dispositive power with respect to the shares being offered for resale by Clinton Magnolia Master Fund, Ltd. For guidance, please see Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance & Disclosure Interpretations which can be found on our website.

Incorporation of Certain Information by Reference, page 41

5. Please revise this section to incorporate by reference the Form 8-Ks filed on April 2, April 12 and May 20, 2013. Please see General Instructions B.2 of Form 8-K and Item 12(a)(2) of Form S-3. In addition, please revise your statement in the last bullet to clarify that you are incorporating by reference filings made after the date of the initial filing of the registration statement and prior to effectiveness, and *subsequent to the date of the prospectus* and prior to the termination of the offering. Please see Item 12(b) of Form S-3 and Securities Act Forms Compliance and Disclosure Interpretation 123.05 for more guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Elisabeth M. Martin
        Kirkland & Ellis LLP